UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Cabaletta Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12674W109

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12674W109	13D	Page 2 of 11

1.	Name of Reporting Persons 5AM Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 825,258 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 825,258 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 825,258 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Common Stock; 2.8% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab, Dr. Parmar and Dr. Rocklage, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	Based on 25,064,629 shares of voting common stock (“Common Stock”) and 3,912,500 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the Common Stock, the “Combined Common Stock”) outstanding as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 3 of 11

1.	Name of Reporting Persons 5AM Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 825,258 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 825,258 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 825,258 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Common Stock; 2.8% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 4 of 11

1.	Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 205,060 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 205,060 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,060 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% of Common Stock; 0.7% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Opportunities. Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 5 of 11

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 205,060 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 205,060 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,060 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% of Common Stock; 0.7% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Opportunities. Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 6 of 11

1.	Name of Reporting Persons Dr. Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,030,318 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,030,318 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,318 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.1% of Common Stock; 3.6% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 825,258 shares held by 5AM V; and (ii) 205,060 shares held by 5AM Opportunities. Dr. Rocklage, Schwab and Dr. Parmar, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 7 of 11

1.	Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,030,318 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,030,318 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,318 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.1% of Common Stock; 3.6% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 825,258 shares held by 5AM V; and (ii) 205,060 shares held by 5AM Opportunities. Schwab, Dr. Rocklage and Dr. Parmar, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 8 of 11

1.	Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 825,258 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 825,258 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 825,258 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Common Stock; 2.8% of Combined Common Stock (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares held by 5AM V. Dr. Parmar, Schwab and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	Based on 25,064,629 shares of Common Stock and 3,912,500 shares of Non-Voting Common Stock outstanding as of as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

CUSIP No. 12674W109	13D	Page 9 of 11

Explanatory Note: This Amendment No. 5 (the “Amendment”), which further amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 and amended on December 14, 2020, January 12, 2021, September 9, 2021 and November 3, 2021 (as amended, the “Original Schedule 13D”) is being filed on behalf of 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab, Dr. Parmar and Dr. Rocklage, collectively, the “Reporting Persons”) in respect of the Voting Common Stock, $0.0001 par value per share (“Common Stock”), of Cabaletta Bio, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report open market sales of Common Stock between July 22, 2022 and August 2, 2022. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On July 20, 2022, 5AM Ventures V, L.P. sold 38,725 shares of Common Stock and 5AM Opportunities I, L.P. sold 5,475 shares of Common Stock, each in open market transactions for $1.52 per share.

On July 21, 2022, 5AM Ventures V, L.P. sold 83,010 shares of Common Stock and 5AM Opportunities I, L.P. sold 11,737 shares of Common Stock, each in open market transactions for $1.51 per share.

On July 22, 2022, 5AM Ventures V, L.P. sold 57,605 shares of Common Stock and 5AM Opportunities I, L.P. sold 8,145 shares of Common Stock, each in open market transactions for $1.39 per share.

On July 25, 2022, 5AM Ventures V, L.P. sold 39,690 shares of Common Stock and 5AM Opportunities I, L.P. sold 5,613 shares of Common Stock, each in open market transactions for $1.34 per share.

On July 27, 2022, 5AM Ventures V, L.P. sold 61,328 shares of Common Stock and 5AM Opportunities I, L.P. sold 8,672 shares of Common Stock, each in open market transactions for $1.26 per share.

On July 28, 2022, 5AM Ventures V, L.P. sold 144,673 shares of Common Stock and 5AM Opportunities I, L.P. sold 20,456 shares of Common Stock, each in open market transactions for $1.21 per share.

On July 29, 2022, 5AM Ventures V, L.P. sold 30,552 shares of Common Stock and 5AM Opportunities I, L.P. sold 4,319 shares of Common Stock, each in open market transactions for $1.12 per share.

On August 1, 2022, 5AM Ventures V, L.P. sold 70,090 shares of Common Stock and 5AM Opportunities I, L.P. sold 9,910 shares of Common Stock, each in open market transactions for $1.17 per share.

On August 2, 2022, 5AM Ventures V, L.P. sold 380,188 shares of Common Stock and 5AM Opportunities I, L.P. sold 53,757 shares of Common Stock, each in open market transactions for $1.22 per share.

CUSIP No. 12674W109	13D	Page 10 of 11

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 3, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)	Percentage of Combined Common Stock (4)
5AM V	825,258	0	825,258	0	825,258	825,258	3.3%	2.8%
5AM Partners V (1)	0	0	825,258	0	825,258	825,258	3.3%	2.8%
5AM Opportunities	205,060	0	205,060	0	205,060	205,060	0.8%	0.7%
5AM Opportunities GP (2)	0	0	205,060	0	205,060	205,060	0.8%	0.7%
Dr. Parmar (1)(2)	0	0	1,030,318	0	1,030,318	1,030,318	4.1%	3.6%
Schwab (1) (2)	0	0	1,030,318	0	1,030,318	1,030,318	4.1%	3.6%
Dr. Rocklage (1)	0	0	825,258	0	825,258	825,258	3.3%	2.8%

(1)	Includes 825,258 shares of Common Stock held by 5AM V. Dr. Parmar, Schwab and Dr. Rocklage, as managing members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.
(2)	Includes 205,060 shares of Common Stock held by 5AM Opportunities. Schwab and Dr. Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.
(3)	Based on 25,064,629 shares of voting Common Stock outstanding as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

(4)	Based on 25,064,629 shares of voting Common Stock and 3,912,500 shares of non-voting common stock (“Non-Voting Common Stock” and, together with the Common Stock, the “Combined Common Stock”) outstanding as of March 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the last sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 2, 2022.

CUSIP No. 12674W109	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 2022

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott M. Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab